7 August 2002
Number 48/02

BHP BILLITON CREATES NEW CUSTOMER SECTOR GROUP

BHP Billiton, the world's largest diversified natural resources company, today announced the creation of a new customer sector group (CSG) to encompass the existing businesses of diamonds, titanium minerals, Integris and Exploration & Technology. The new CSG is to be named Diamonds and Specialty Products.

The new CSG will be run by Marcus Randolph, President, Diamonds and Specialty Products, who will continue to report to Chip Goodyear, Executive Director and Chief Development Officer.

Mr Goodyear said: "The Diamonds and Specialty Products CSG combines a number of emerging businesses within BHP Billiton. Marcus' existing contribution to the Minerals development area, his knowledge of our business and his creativity in finding solutions which enhance the value of our opportunities will continue to contribute greatly to the success of this new CSG and to BHP Billiton."

The creation of the new CSG is effective immediately.


Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com